Kibin

INSPIRING BETTER WRITING.



- Profitable
- Clear Path to Growth
- 400% Yr/Yr ARR Growth
- 500 Accelerated 2011


Words are forever…
What will yours say?
Bible
The Art of War
Quran
Beowulf Poem
Shakespeare
MLK
I had a dream
1500 BCE
500 CE
1000 CE
1500 CE
2000

Writing is Failing at the Student Level



Campus writing centers are inconvenient & intimidating.

Friends and family are too busy, unqualified, or give biased feedback.

Online services are lacking or too expensive.

We’re Fixing That


Get Essay Help At Every S
https://www.kibin.com/students
Kibin
admin
my account
dashboard
logout
Essay Help at Every Step
Quickly get your essay from idea to final draft.
Save time and get better grades with Kibin!
View Services
Essay Editing
Save time with our fast, professional, human essay editing.
Learn More
Essay Examples
Over 500,000 documents to help brainstorm your essay topic.
Search Now
Thesis Builder
Create your thesis step-by-step with our FREE tool.
Build It
Plagiarism Checker
Try our accurate plagiarism checker... for FREE!
Check Now

Essay Database

Promotes brainstorming and research to jumpstart the writing process.

Expert Editors

Vetted, human experts creates tutor-like experience 24/7.

Trusted Resource

Over 500,000 visits to our blog and 10,000 thesis statements created.

When Students Seek Essay Help...


shakespeare essay exampl ×
https://www.google.com/?gws_rd=ssl#q=shakespeare+essay+examples
GOO GLE
shakespeare essay examples
shakespeare essay examples
shakespeare expository essay
shakespeare macbeth essay examples
william shakespeare essay example
About 1,390,000 results (0.24 seconds)

...They Find Kibin

Content = Traffic

Essay examples drive organic traffic to the essay database.

Pay-to-Play

Signups pay for monthly access or upload essays for free access.

Editing Attachment

Signups also utilize essay editing service, driving additional revenue.



An Analysis of Translating
https://www.kibin.com/essay-examples/an-analysis-of-translating-shakespeare-who-is-one-of-the-gr...
Kibin
log in
Search...
student
essay editing
essay examples
thesis builder
plagiarism checker
Home / English / An Analysis of Translating Shakespeare Who is One of the Greatest Playwrights of All Time
An Analysis of Translating Shakespeare Who is One of the Greatest Playwrights of All Time
Word Count: 1,504
Pages: 6
6 Pages
Translating Shakespeare
Shakespeare is considered to be one of the greatest playwrights of all time. He wrote it
all: plays, sonnets, poems, and all other things poetic and dramatic in nature. However, some
suggest that since the 15th Century English is much different from the modern language that we
use today, the general population is virtually unable to comprehend it. In his article "Will
Shakespeare's Come and Gone: Does the Bard's Poetry Reach Us Like August Wilson's? Come
On -- Really?" John McWhorter asserts that it is impossible for modern theater audiences to
understand Shakespeare unless it is translated into modern English. However, this completely
changes the feeling of the Shakespearean language, meaning that the original poetry is lost. Also,
This preview is partially blurred. Sign up to view the full document
View Full Document
Pages: 6
Word Count: 1,504
Similar Essays: shakespeare, translating shakespeare, john mcwhorter

Added Database in 2015, We're Now Profitable


$1,000,000
$900,000
$800,000
$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$0
Essay Editing Revenue
Essay Database Revenue
2012
2013
2014
2015
2016*

15k Essay Pilot, Then Began Adding Content



$18,000
$13,500
$9,000
$4,500
300,000
225,000
150,000
75,000
Net Revenue
Essays in Database
10/14
12/14
2/15
4/15
6/15
8/15
10/15
12/15
2/16

Note: Dips are due to seasonality of student market.

Ultimately, Growth is Driven by Essay Content



More
Essays
More Traffic
via SEO
More Signups
More
Customers
(MRR)
More
Essay Editing
(Transactional Revenue)
More
Free Usage

The Market Can Easily Support a $1B Company


752MM
Global Students
35MM
US Students
Kibin
1,200 customers today
$83B*
$3.9B*

*Based on $110 annual spend


STUDENTS TODAY…
All WRITERS
TOMORROW.
Essay Examples Database
Essay Editing Service
Thesis Statement Builder
Essay Blog
ESL
Students
Businesses
Authors
Individuals
Academics
Kibin

Our Team's Results Speak for Themselves



Travis Biziorek (CEO)

Responsible for all things product and marketing. Led Kibin from concept to over $75k in monthly revenue.



Jim Nguyen (CTO)

Solely responsible for building Kibin's functionality and infrastructure, supporting over 1MM unique monthly visitors.



Naomi Tepper (Content)

Published author and self-taught content marketer. Spearheaded Kibin's blog growth from zero to over 500,000 monthly uniques.



Erin Hempfling (Community)

Previous Kibin editor and only one to achieve 100% feedback rating. Now manages our team of 150 freelancers and supports our customers.

Advisors





Rob Angarita & Aaron Hawkey

Co-founded Cramster (acquired by Chegg in 2010) which now accounts for a majority of the $95MM digital revenue as Chegg Study.

crAmster.com™ problem solved

Chegg® Study